UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

27 August 2024

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form

40-F:  ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

CONTRIBUTION ECONOMIC REPORT 2024 Bringing people and resources together to build a better world

BHP Economic Contribution Report 2024 Contents In this report 1 Our contribution 2 Chief Financial Officer’s review 4 FY2024 total economic contribution 5 How we create and deliver value 6 Social value 8 Case study: Local Buying Program 8 Case study: Jansen potash project 9 Case study: Western Australia Iron Ore 10 Case study: BHP Mitsubishi Alliance 11 Case study: Chile 12 2 Our approach to tax 13 Our Tax Principles 13 Our approach to transparency 14 Our contribution to the development of tax policy 15 Our approach to tax governance and risk management 16 Our approach to compliance 17 Our approach to stakeholder engagement 19 3 Our payments to governments 20 Payments made by country and level of government 20 Payments made by project 24 4 Additional information 26 Tax and our FY2024 Financial Statements 26 Basis of Report preparation 29 Glossary 30 of Independent BHP Group Auditor’s Limited Report to the Directors 31 Corporate directory 32 The Economic Contribution Report 2024 is available online at: bhp.com BHP Group Limited’s registered office and global headquarters are at 171 Collins Street, Melbourne, Victoria 3000, Australia. In this Report, the terms ‘BHP’, ‘Group’, ‘BHP Group’, ‘we’, ‘us’, ‘our’ and ‘ourselves’ are used to refer to BHP Group Limited and, except where the context otherwise requires, its subsidiaries. Key terms used in this Report are defined in the Glossary section of this Report (page 30). Cover photo Olympic Dam, Copper South Australia

Our contribution Our approach to tax Our payments to governments Additional information 1

2 BHP Economic Contribution Report 2024 1. Our contribution Global Total economic contribution Over last 10 years US$95.1Šbn Global income taxes, royalty-related income taxes, royalties and other payments to governments In FY2024 US$49.2 Šbn Total economic contribution Suppliers1 Shareholders Social Employees2 and investors investments2,3 US$25.3bn US$7.7bn US$137m US$4.8bn Payments to suppliers Dividend payments Community contributions Employees salary, incentives and benefits Over 90,0004 Employees and contractors Total payments to governments US$11.2bn Global income taxes, royalty-related income taxes, royalties and other payments to governments 32.5% 41.7% Global adjusted effective Once royalties are included tax rate The data presented in this Report has been prepared in accordance with the ‘Basis of Report preparation’ section. 1. Includes payments to suppliers for operating costs on an accruals basis and payments to suppliers for capital expenditure on a cash basis. 2. Calculated on an accruals basis. 3. Direct community development and environmental projects and donations including BHP’s equity share in joint ventures. 4. Does not include employees and contractors of the operations in Brazil that were acquired as part of the OZ Minerals acquisition completed during FY2023.

Our contribution | Our approach to tax | Our payments to governments | Additional information 3

# Australia

Total economic contribution

## Over last 10 years

**~A$107.1 bn**

(US$76.6 bn) **Australian income taxes, royalty-related income taxes, royalties and other payments to governments**

## In FY2024

**A$52.9 bn**

(US$34.7 bn)
Total economic contribution in Australia

### Suppliers[1]

**A$22.2 bn[3]**

(US$14.5 bn)
Payments to suppliers

### Shareholders and investors

**A$10.5 bn[3]**

(US$6.9 bn)
Dividend payments

### Social investments[2]

**A$110 m[3]**

(US$72 m)
Community contributions

### Employees[2]

**A$5.6 bn[3]**

(US$3.7 bn)
Employees salary, incentives and benefits

Around

**50,000**

Employees and contractors

### Total payments to governments

**A$14.5 bn[4]**

(US$9.5 bn) Australian income taxes, royalties and other payments to governments

**32.1%**

Australian adjusted effective tax rate

**44.4%**

Once royalties are included

## BHP remains one of the largest taxpayers in Australia.

**BHP expects to fund approximately 6% of total Australian company tax in FY2024.[5]**

**BHP-operated projects contributed 9% and 11% of all government revenue (excluding grants) in Queensland[6] and Western Australia,[7] respectively.**

The data presented in this Report has been prepared in accordance with the 'Basis of Report preparation' section.

1. Includes payments to suppliers for operating costs on an accruals basis and payments to suppliers for capital expenditure on a cash basis.
2. Calculated on an accruals basis.
3. FY2024 amounts for Australia are translated at the FY2024 average rate of AUD/USD 0.656.
4. Calculated based on A$ denominated payments.
5. Based on the actual corporate tax paid in FY2024 by BHP Group, and by comparison to forecasted 2023/2024 company tax cash receipts per the 2024/2025 Commonwealth of Australia Budget.
6. Based on the actual cash contribution paid to government in FY2024 by BHP-operated projects (including 100% of BHP Mitsubishi Alliance's contribution), and by comparison to forecasted total revenue 2023/2024 data (excluding grants) per the 2024/2025 Queensland Budget.
7. Based on the actual cash contribution paid to government in FY2024 by BHP-operated projects and by comparison to forecasted revenue 2023/2024 data per the 2024/2025 Western Australia Budget.

4 BHP Economic Contribution Report 2024

# 1. Our contribution continued

## Chief Financial Officer's review

I am pleased to provide BHP's FY2024 Economic Contribution Report.

BHP delivered another strong set of results in FY2024, enabled by our incredible assets, continued disciplined execution of our strategy and superior operational capability. Our underlying attributable profit was 2 per cent higher at US$13.7 billion due to solid operational performance and higher commodity prices in key commodities.

The excellence of our people, the strength of our portfolio and balance sheet, our operating excellence, financial rigour and ongoing commitment to social value should position us well to continue growing value for our shareholders and support the communities in the countries where we operate.

### BHP's economic contribution

BHP's total direct economic contribution for FY2024 was US$49.2 billion. This includes payments to suppliers, wages and benefits for over 90,000 employees and contractors, dividends, taxes, royalties and voluntary investment in social projects across the communities where we operate.

In FY2024, our tax, royalty and other payments to governments totalled US$11.2 billion. Of this, 85 per cent or US$9.5 billion was paid in Australia. BHP was one of the largest corporate taxpayers in Australia in FY2024. During the last decade, we paid US$95.1 billion globally in taxes, royalties and other payments to governments, including US$76.6 billion (approximately A$107.1 billion) in Australia. Our global adjusted effective tax rate in FY2024 was 32.5 per cent. Once royalties are included, our FY2024 rate increases to 41.7 per cent.

This significant contribution of tax and royalty revenue to the countries where we operate is important. It gives governments the opportunity to provide essential services to their citizens and invest in their communities for the future. We also create value for our shareholders and investors through the returns we provide. In FY2024, we paid US$7.7 billion in cash dividends to shareholders (FY2023 final dividend and FY2024 interim dividend), including many millions of Australians who hold BHP shares directly or via their superannuation.

In FY2024, we contributed US$25.3 billion to our suppliers globally. BHP-operated projects spent over US$3.3 billion with more than 2,600 small, local and Indigenous businesses in the communities where we operate. This contribution typically has a multiplier effect by creating new jobs within our operations and also for the suppliers they rely on.

### Our commitment to transparency

BHP has a long-standing commitment to transparency. We have disclosed details of our tax and royalty payments for more than 20 years and we have continually updated and expanded our disclosures. We recognise taxes and royalties are important sources of government revenue and are central to the fiscal policy and macroeconomic stability of countries. Paying the right amount of taxes and royalties enables governments to finance and deliver on their development plans for the benefit of the broader community to promote sustainable economic growth, full and productive employment, and reduce poverty and inequality within and among countries. The BHP Economic Contribution Report aims to provide a greater understanding of BHP's global tax profile, tax contributions and the way we govern and manage our tax obligations.

BHP is subject to the different tax regimes and complies with applicable tax laws in all the countries where we operate, including the Organisation for Economic Co-operation and Development (OECD) Country-by-Country reporting. This information provides tax authorities around the world with details of how we conduct our business and how BHP's entities transact with each other. We also continue to voluntarily disclose additional information for the key countries where we operate, including our total direct economic contribution, profit/(loss), number of employees and contractors, effective tax rates and tax reconciliation data.

We believe companies should pay their fair share of tax and countries should have taxing rights commensurate with value created in those countries. We also believe it is important that a country's tax policy settings remain stable to provide businesses with the certainty needed to invest and continue to operate and support the communities in the countries where they operate.

"In FY2024, our tax, royalty and other payments to governments totalled US$11.2 billion. During the last decade, we paid US$95.1 billion globally in taxes, royalties and other payments to governments."



**Our total economic contribution for FY2024**

**US$49.2bn**

**Our tax, royalty and other payments to governments**

**US$11.2bn**

**Employees and contractors**

**over 90,000**

We make long-term investment decisions. Therefore, economic, political and fiscal factors impact investment decisions and long-term operational strategies that span multiple years. Stable and competitive tax systems are critical factors in determining whether the long-term returns associated with an investment are commensurate with the various risks associated with that investment. The right tax policy settings are critical to incentivise new mining investment.

We believe we are successful when we work in partnership with communities to achieve long-term social, environmental and economic outcomes, and we are proud of our efforts to support the communities where we operate.

**Vandita Pant**
Chief Financial Officer

Our contribution Our approach to tax Our payments to governments Additional information 5

## FY2024 total economic contribution


Rest of world
US$3.7bn
Total economic contribution
Canada
US$1.4bn
Total economic contribution
Australia
US$34.7bn
Total economic contribution
Chile
US$9.4bn
Total economic contribution

| Country | Payments to governments US$M | Payments to suppliers[1] US$M | Payments to employees[2] US$M | Payments to shareholders and investors US$M | Social investment[2] US$M | Total economic contribution US$M | Profit/(loss) before tax[3] US$M | Number of employees/ contractors[4] |
|---|---|---|---|---|---|---|---|---|
| Australia | 9,467 | 14,543 | 3,680 | 6,904 | 72 | 34,666 | 12,837 | 49,892 |
| Chile | 1,463 | 7,035 | 868 | 1 | 29 | 9,396 | 5,012 | 33,213 |
| Canada | 29 | 1,318 | 60 | 1 | 7 | 1,415 | (293) | 2,022 |
| Rest of the world | 256 | 2,384 | 239 | 798 | 13 | 3,690 | 1,148 | 6,460 |
| **Total** | **11,215** | **25,280** | **4,847** | **7,704** | **121** | **49,167** | **18,704** | **91,587** |
| **Equity accounted investments** | | | | | | | | |
| Brazil (Samarco) | 50 | – | – | – | 1 | 51 | (3,032) | – |
| Peru (Antamina) | 119 | – | – | – | 13 | 132 | 465 | – |
| Other | – | – | – | – | 2 | 2 | (89) | – |
| **Total including equity accounted investments** | **11,384** | **25,280** | **4,847** | **7,704** | **137** | **49,352** | **16,048** | **91,587** |

1. Includes payments to suppliers for operating costs on an accruals basis and payments to suppliers for capital expenditure on a cash basis.
2. Calculated on an accruals basis.
3. Rest of the world includes consolidation adjustments related to intra-group transactions.
4. Does not include employees and contractors of the operations in Brazil that were acquired as part of the OZ Minerals acquisition completed during FY2023.

6 BHP Economic Contribution Report 2024 1. Our contribution continued How we create and deliver value Exploration and acquisition We seek to add high-quality Tier 1 interests through our exploration activities and early-stage entry and acquisition options. Our strategy Development and mining We strive to achieve the industry’s best performance in safety, operational We will responsibly manage the excellence, project management and most resilient long-term portfolio allocation of capital. of assets, in highly attractive commodities, and will grow value through being excellent at operations, discovering and developing resources, acquiring Process and logistics the right assets and options, and We process and refine ore and seek to capital allocation. safely manage waste. Our objective is to efficiently and sustainably transport our Through our differentiated products to customers. approach to social value, we will be a trusted partner who creates value for all stakeholders. Sales, marketing and procurement We maximise value through our centralised marketing and procurement organisations, commercial expertise, understanding of markets and customer and supplier relationships. Closure and rehabilitation We consider closure and rehabilitation throughout the asset lifecycle to help minimise our impact and optimise post-closure value for all stakeholders and partners.

Our contribution Our approach to tax Our payments to governments Additional information 7

We aim to grow value for our shareholders, partners and stakeholders through our portfolio of large long-life quality assets in attractive commodities, and through our focus on social value which is integral to how we operate. BHP is positioned to benefit from the changes shaping our planet now, and for decades to come as demand for our commodities grows.

We are committed to social value: our positive contribution to society. It is vital for our future and a consideration in the strategic decisions we make.

BHP has a track record of doing what we say we will do. We continue to plan strategically, responsibly, consistently, with a clear focus on being the best operator, being disciplined in the application of our Capital Allocation Framework, and continuing to generate value and returns for all stakeholders. We work in partnership with communities. We provide employment, purchase goods and services, pay taxes, royalties and other payments to governments and make contributions (such as donations) to the communities where we operate.

The way we work provides a competitive advantage for BHP and is vital to delivering long-term enduring value. Value is created for our shareholders and investors, including pension and superannuation funds, through paying dividends and making other financial returns. We contribute to society more generally as we provide the building blocks essential to modern life for millions of people around the world. In this way, we strive to align with the interests of the communities where we operate and to society more broadly.

## 1. Exploration and acquisition

### How we contribute

- Payments to suppliers and contractors
- Wages paid to employees
- Permits, licence fees and employment taxes

We aim to create and protect the value of our portfolio through the exploration and acquisition of new resources in future-facing commodities. Payments to governments during the exploration phase are usually relatively low, reflecting the high levels of investment and risk of this work. Permits, licence fees and employment taxes make up most of our payments to governments.

Contributions to communities include payments to suppliers and contractors for any construction or excavation work and wages to employees (often for highly skilled and specialist roles, such as geologists, metallurgists and environmental scientists). Where acquisitions occur, our contribution can also include payments to governments, suppliers and contractors and the payment of licence fees.

## 2. Development and mining

### How we contribute

- Capital expenditure
- Payments to suppliers and contractors
- Wages paid to employees
- Permits and licence fees
- Employment and sales taxes, import duties, property and land taxes
- Contributions to communities where we operate

Development involves construction of facilities, excavation and any supporting infrastructure required. This can extend to construction of whole towns, including schools, medical facilities and recreation areas. More jobs are created, directly in construction and more broadly through the provision of goods and services to the sites and workforce. Contributions to local communities begin to be made. Payments to governments are largely through indirect taxes (such as sales tax, value added tax, goods and services taxes or excise fees) on equipment and materials, employment, property and land taxes.

## 3. Process and logistics

### How we contribute

- Net profits – corporate taxes paid
- Royalties paid from extraction
- Payments to suppliers and contractors
- Wages paid to employees
- Employment and sales taxes, import duties
- Contributions to communities where we operate
- Payments to shareholders and investors

Once extraction begins, royalties and resource taxes begin to be paid. Employment taxes increase as the operating workforce commences. Corporate income tax may also begin to be paid, however this is often lower in the early years of an operation as tax losses from upfront investment in earlier phases are offset against income. Over the life of an operation, payments to governments are significant. Community contributions continue through the operating life. Payments to shareholders and investors also increase as income from operations is generated. As we invest in long-term assets, we also strive to create high-value, long-term job opportunities and build strong relationships with communities, suppliers and contractors.

## 4. Sales, marketing and procurement

### How we contribute

- Payments to suppliers and contractors
- Wages paid to employees
- Corporate, employment and sales taxes, import duties

Sales and Marketing, and Procurement form part of our Commercial function, which seeks to maximise commercial and social value while minimising costs across our supply chain. The function is organised around core activities in our value chain, supported by credit and market risk management and strategy, planning and integrity activities.

We sell and transport our products and obtain the goods and services that flow into our supply chain. Contributions include payments to suppliers, with a significant amount of spending directed to businesses in the communities where we operate. Sales and Marketing presents a single face to markets across multiple assets, with a view to realising maximum value for our products and supporting sustainability initiatives in our downstream supply chain.

## 5. Closure and rehabilitation

### How we contribute

- Payments to suppliers and contractors
- Corporate taxes paid if alternative revenue streams from post-mining land use are found
- Lower employment and sales taxes

Land no longer required for operations is rehabilitated. Rehabilitation activities are often interwoven with the continuing development of nearby operations. Payments to governments will be lower, as will employment and payments to suppliers and contractors, but long-term investment throughout the operating life of a mine provides lasting benefits for communities well after closure, for example through an upskilled workforce population and improved infrastructure facilities (e.g. roads, housing). Post-mining land use may generate new revenue streams for BHP and the local community.

8 BHP Economic Contribution Report 2024

## 1. Our contribution continued

# Social value

We are committed to social value and sustainability, and are making progress in more responsibly providing more of the commodities the world needs to develop. We believe this commitment can help us become a partner of choice with communities, governments, suppliers and our customers. We seek to be a valued partner with the communities where we operate and the Indigenous people we interact with.

We aim to source and promote locally available goods and services as an important part of our external expenditure to help local communities thrive.

In addition, we continue to make voluntary social investment in local communities to projects that deliver positive economic, social and environmental outcomes. In FY2024, our voluntary social investment totalled US$136.7 million. This investment consisted of direct community development and environmental projects and donations, and equity share to joint venture social investment programs. Over the past 10 years, our voluntary social investment amounted to US$1.4 billion.

The BHP FutureFit Academy continues to help bolster Australia's skills base and create new career pathways into the mining sector though an accredited maintenance and production traineeship or a trade apprenticeship. In FY2024, the FutureFit Academy trained more than 600 apprentices, trainees and employees with 282 graduating. Since the FutureFit Academy was launched in May 2020, it has welcomed more than 1,100 students with 777 graduates at its facilities in Perth in Western Australia and Mackay in Queensland.

For more information refer to **Operating and Financial Review 6.6 in our Annual Report 2024**

We believe we provide significant social value as part of our economic contribution to the communities and countries where we operate. Transparency about our contributions helps build trust with our stakeholders.

For more information refer to **Our approach to transparency**

More information on social investment, including case studies and other initiatives to support communities where we operate, is available at bhp.com

### Case study: Local Buying Program

## Local businesses are vitally important to BHP's success and to the capacity of regional communities to create and sustain jobs.

The Local Buying Program provides a platform for small, local and Indigenous businesses to supply goods and services to BHP operations via a competitive tender process with reduced payment terms. It was established in CY2012 to support the BHP Mitsubishi Alliance (BMA) operations in a strategic partnership between BHP and C-Res, and has subsequently been expanded across Australia and to Chile.

The Local Buying Program also provides participants with access to business development programs that enhances the long-term sustainability of individual businesses, building capability and capacity across local supply chains and supporting jobs in regional communities. It contributes to the longevity and vibrancy of the towns surrounding BHP's operations and is integral to how BHP supports economic development where we operate.

In FY2024, BHP-operated projects spent over US$3.3 billion with more than 2,600 small, local and Indigenous businesses in the communities where we operate.

### Spotlight Story

RJ Engineering, established in July 2023, started working with BHP through the Local Buying Program. Wade Ingerson owns and operates the business locally in Roxby Downs, South Australia, specialising in services such as civil, fabrication, structural repairs, piping, blast and paint, and maintenance repairs.

Engagements via the Local Buying Program have played a crucial role in RJ Engineering's early success, significantly increasing their volume and value of work at Olympic Dam. The program has enabled the company to secure and manage substantial work packages, demonstrating its capacity and reliability. Its proximity to the site also allows the business to provide fast service and responsive solutions to site teams, maintaining competitive pricing due to reduced logistical costs. RJ Engineering's expertise across multiple specialisations ensures comprehensive solutions, reinforcing its reputation in the industry.

Their growth story exemplifies how local businesses can thrive with the right opportunities and support from the Local Buying Program.

> "As a new business, we don't know if it would have been possible to connect with BHP as quickly and easily without the Local Buying Program's assistance. The biggest thing for a small business is cash flow, and the seven-day payment terms significantly help us to keep on top of bills, pay employees and keep our business afloat."

**Wade Ingerson**
General Manager of RJ Engineering

Our contribution Our approach to tax Our payments to governments Additional information 9

## Case study: Jansen potash project

# Our Jansen potash project in Saskatchewan, Canada is expected to become one of the world's largest potash mines.

Our C$13.9 billion (US$10.6 billion) investment in the Jansen project will deliver a potash mine in Saskatchewan designed to maximise sustainability. As BHP's newest commodity, potash is a potassium-rich salt used in fertiliser to improve agricultural production.

Construction of Jansen Stage 1 is underway, with first production planned for late CY2026 and ramp up to full production by CY2028. Construction of Stage 2 will take approximately six years, with first production expected in FY2029, followed by a ramp up period of three years. Once both stages are complete, Jansen will have a production capacity of approximately 8.5 million tonnes (Mt) a year of potash, supplying potentially 10 per cent of the world's potash.

As the largest investment in Saskatchewan's history, Jansen's economic contribution is significant. The project is expected to generate more than 5,500 workforce opportunities during construction and approximately 1,100 permanent jobs once fully operational. To date, over C$4 billion in contracts have been awarded. Construction of Stage 1 is expected to generate C$1.8 billion of direct and indirect contribution to the local GDP. In FY2024, we spent over C$450 million with local suppliers, with C$200 million spent with Indigenous businesses.

### Partnering with communities to deliver social value

We seek to build strong community partnerships in Saskatchewan. This is central to how we are building Jansen. Core to our success are partnerships with local and Indigenous communities and all levels of government. Since CY2016, we have contributed over C$50 million in community health and wellness, education and environmental conservation with over C$5 million in FY2024, including:

- C$1 million to the Royal University Hospital Foundation to enable the upgrade of two X-ray suites at Royal University Hospital
- C$500,000 to the Saskatoon Food Bank & Learning Centre's Capital Campaign to support a new warehouse campus, expand food distribution and broaden learning and training programs
- C$500,000 to YWCA's Hope Lives Here Campaign to contribute to the expansion of Crisis Shelter and Transitional Housing, repairs and renovation of critical shelter infrastructure and broadening of the Employment and Learning Centre
- C$150,000 to Hope's Home to provide an essential nursing station at the new medically inclusive childcare centre
- C$150,000 to the Watson Fire Department to enable the purchase of a new Mobile Command Unit, to reduce response times to fires and improve safety in the Rural Municipality of Lakeside, St. Peter, Spalding and Englefeld regions.

### Jansen's contribution at a glance in FY2024:

**C$1.7 bn**[1]
**(US$1.3 bn) suppliers**

**over 2,000**
**employees and contractors**

### Spotlight Story

With support from BHP, Sylvite Four-Six (Sylvite 4-6) was formed in FY2024. The regional organisation brings together municipal and Indigenous communities and government to address development challenges and opportunities in the region surrounding the Jansen mine and other major developments. Once fully operational, Jansen is expected to provide approximately 1,100 permanent jobs. When accounting for employees and their families, this is expected to bring approximately 3,000 more people to the region by 2029.

The work of Sylvite 4-6 is focused on helping the region plan for increased housing, infrastructure and expanded support services, such as childcare and healthcare. While the formation of such a group is novel in the region, the most exciting part is that it represents the first ever economic coalition of Indigenous and Municipal leaders in the region, seeding the groundwork for long-term positive engagement. BHP played an important role in identifying the needs, bringing the group together and providing financial assistance. We are now one voice at the table as community-created solutions are advanced.



1. Amount is translated at the FY2024 average rate of CAD/USD 0.738.

10 BHP Economic Contribution Report 2024

# 1. Our contribution continued

## Case study: Western Australia Iron Ore

**Western Australia Iron Ore (WAIO) is an integrated system of four processing hubs and five mining hubs, connected by more than 1,000 kilometres of rail infrastructure and port facilities in the Pilbara region.**

WAIO continues to deliver significant community and social benefits year-on-year through our ongoing investments in infrastructure and services, many of which are developed and delivered in partnership with the communities where we operate and where our employees live and contribute to local economies.

In FY2024, we spent more than A$500 million with local suppliers in Western Australia with over A$390 million spent with 113 Indigenous businesses, including more than A$200 million spent with 68 Traditional Owner businesses.

Over the past year, we invested more than A$45 million in community projects that benefit Western Australia, including the nationally recognised Thriving Futures partnership with Child Australia, which has made more childcare places available for families in Newman and Port Hedland, and our long-running partnership with Royal Life Saving WA to deliver vital water safety skills and employment opportunities to Indigenous youth across regional Western Australia.

*In the past decade, BHP has contributed around A$20.9 billion in iron ore royalties to the Western Australian Government.*

For more information about WAIO's contribution refer to the **WAIO Community Development Report** available at bhp.com

### BHP's WAIO contribution at a glance in FY2024:

**A$6.7 bn**
(US$4.4 bn) corporate income tax[1]

**A$11.3 bn**[2]
(US$7.4 bn) suppliers

**A$3.3 bn**
(US$2.2 bn) state royalties and other payments to the governments

**over 14,000**
employees and contractors

### Spotlight Story

In FY2024, we awarded a three-year contract to provide drilling fluids for our Geoscience Operations throughout the Pilbara to Wonbon, a Banjima and Noongar Traditional Owner Business. Banjima people are the Traditional Owners of BHP's Central Operations, including Area C, Yandi and South Flank.

A proudly 100 per cent Indigenous family-owned business, Wonbon has a team that has built skills, knowledge and experience in the Western Australian transport and mining industries since the late 1950s.

Working with drilling equipment supplier Mudex, Wonbon will provide drilling fluids as well as fluid engineer (or 'mud engineer') services for our exploration drilling. Drilling fluids are used to assist drillers in managing the various soil types they encounter to improve sample quality, drilling efficiency and hole stability. Mud engineers provide advice on product application and are able to create specialised fluids tailored to address specific challenges.

Wonbon's long-term goal is to build a supply network to complement the Western Australia mining industry, creating local Aboriginal jobs while supporting local manufacturing, local suppliers and local communities. Their goal is to build a central Pilbara base to offer goods for industry and local employment, training and development opportunities.

Contracts like this encourage the growth of Indigenous businesses and create new opportunities for our Traditional Owners to support their communities.



"We are excited for the opportunity to work with BHP on this contract. As a startup Indigenous business, this is exactly the type of contract we needed to develop our business for the future. We are proud to be supporting local businesses, local manufacturing and providing quality products to support WA industry and we look forward to the opportunities this will allow us to create."

**Darren Morris**
Wonbon Managing Director

1. This includes amounts allocated under the tax funding agreement of the Australian tax consolidated group. Refer to the table in Payments made by project.
2. Amount is translated at the FY2024 average rate of AUD/USD 0.656.

Our contribution | Our approach to tax | Our payments to governments | Additional information | 11

## Case study: BHP Mitsubishi Alliance

# The BHP Mitsubishi Alliance (BMA) is a 50:50 joint venture between BHP and Mitsubishi Development and was formed in 2001.

BMA operates five steelmaking coal mines – Goonyella Riverside, Broadmeadow, Peak Downs, Saraji and Caval Ridge in the Bowen Basin, Queensland. BMA also operates the Hay Point Coal Terminal near Mackay.

BMA makes a significant contribution to Queensland and the Australian economy, with a number of the sites operating for more than half a century. We believe we are successful when we work in partnership with regional communities and where we can, we seek to employ local people and purchase local goods and services through our supply chains. The mining sector is the largest contributor to Queensland's economy and export industry in the state.

*In the past decade, BMA's mining operations have been a major contributor of royalties, paying more than A$20 billion to the Queensland Government, with over A$4 billion paid in FY2024.*

In FY2024, BMA spent over A$1.6 billion with more than 900 local suppliers, with over A$80 million spent with more than 50 Indigenous businesses.

### Partnering with communities to deliver social value

BMA voluntarily invested more than A$11.8 million in education and training, Indigenous, environmental, economic development, and health and wellbeing projects in Queensland in FY2024, including:

- providing over A$800,000 to more than 90 local organisations and community groups through our Benefiting My Community small grants program to support grassroots initiatives across the Bowen Basin and Mackay regions. This includes funding the Awakening Spirits Cultural performance, Peak Hearing, Whitsunday Voices and Whitsunday STEM (Science, Technology, Engineering and Maths) support
- continued support of the Childcare Leadership Alliance (CLA), to strategically enable and support high-quality, early childhood and school-aged care in the Isaac Region. To date the CLA has worked with local childcare centres to recruit 27 new team members into the sector, addressing critical workforce gaps and enhancing local centres' operating capacity for all of the community
- initiation of the Balancing Environment and Production in Brigalow Communities Program, providing investment into research and delivery of critical Brigalow rehabilitation works
- renewal of our Queensland Future Skills Partnership, working in collaboration with CQUniversity and TAFE Queensland to deliver fast tracked development and delivery of automated technology pathways, skillsets, and qualifications in Queensland's resources sector

For more information about BMA's contribution to Queensland refer to the **BHP and BMA's Community Contribution Report** available at bhp.com

### BMA's contribution at a glance in FY2024:

**A$8.1 bn**[1]
**(US$5.3 bn) suppliers**

**A$4.3 bn**
**(US$2.8 bn) state royalties and other payments to the governments**

**over 9,500**
**employees and contractors**

1. Amount is translated at the FY2024 average rate of AUD/USD 0.656.

### Spotlight Story

In FY2024, two key BMA social investment partners, the Greater Whitsunday Alliance (GW3) and Resources Centre of Excellence (RCoE), established the Decarbonisation Accelerated project. The project seeks to pave the way for a sustainable and prosperous future and transform the Greater Whitsunday regional economy by encouraging businesses and industries to embark on their decarbonisation journey.

The project's major funding partner is the Queensland Local Buying Foundation (LBF). The LBF was established as part of the BHP Local Buying Program with the aim to invest in projects that enhance the economic sustainability of regions within the operational footprint of BHP and BMA assets.

By supporting this project, the LBF is providing more than just financial support – it's a testament to the stakeholders' collective commitment to building sustainable business communities for the future.

Since its launch, the Decarbonisation Accelerated project has made significant impact through marketing strategies, establishing key partnerships and collaborations, education and the establishment of a Leaders Group and Terms of Reference. Over 100 stakeholder groups have been briefed on regional priorities, working towards coordinated regional activities. The project has increased carbon reduction awareness and education through key activities and events, engaging 400+ attendees and 100+ local businesses. A high-level framework for a regional carbon reduction scheme has been developed, and a database of decarbonisation technologies within the local mining equipment, technology and services sector has been created, with events like the XR Pitch in Brisbane and ZeroIN showcase in Mackay connecting businesses to the decarbonisation technology network.

In May 2024, GW3 and RCoE hosted the region's first Decarbonisation Summit, a pivotal event that helped local businesses understand their role in carbon reduction. This summit brought together thought leaders, industry experts and innovative minds to explore the transformative potential of decarbonisation.

The Decarbonisation Accelerated Project stands as a testament to the power of collaboration and commitment. By fostering regional education, and economic resilience through encouraging businesses to embark on their decarbonisation journeys, this initiative is setting a precedent for others to follow and aligns our local and Indigenous supply chain with our strategic objectives.


MECC

12 BHP Economic Contribution Report 2024

## 1. Our contribution continued

### Case study: Chile

## We've been contributing to the Chilean economy for more than three decades.

BHP operates three copper mines in Chile: Escondida,[1] Spence and Cerro Colorado located in the northern regions of Antofagasta and Tarapacá. The corporate headquarters of BHP in Chile is located in Santiago.

BHP-operated mines have produced around 24 per cent of all Chilean copper over the past 34 years, with an increasing participation since the beginning of operations in 1990. This has been enabled by capital expenditure of more than US$15.6 billion in the past decade.

Escondida has produced more than 32 Mt of copper since 1990. The asset is the largest copper mine in the world, producing over 1 Mt of copper a year and operating with more than 20,000 employees and contractors.

Spence has produced more than 3 Mt of copper since the beginning of its operation in 2006. It operates with around 10,000 employees and contractors.

Cerro Colorado produced around 2.5 Mt of copper since the beginning of its operation in 1994 until November 2023, before entering into care and maintenance.

In Chile, BHP has been a pioneer in the use of desalinated water. The investments in Escondida include more than US$4 billion towards the construction of two desalination plants, which have enabled Escondida to stop the use of fresh water and become 100 per cent supplied by desalinated water, as well as Spence's new concentrator, which is supplied entirely by a desalination plant operated by a third party. Since June 2023, Escondida and Spence's electricity needs have been supplied entirely by renewable energy contracts.

In FY2024, we commenced a project at Escondida and Spence to replace the diesel-fired boilers used in electrowinning processes with zero greenhouse gas emission heat sources through combining a thermo-solar and electric boiler solution. These facilities are expected to be operational in Escondida and Spence by the end of CY2025 and CY2026 respectively. Escondida will have one of the largest thermo-solar production facilities in Latin America when it is complete.

BHP-operated mines spent over US$1 billion with local suppliers in FY2024. Since 2019, we have actively promoted the development of local small suppliers in the regions of Antofagasta and Tarapacá. BHP's Local Buying Program has created long-term business relationships with local small-to-medium enterprises with over US$88 million spent with 338 suppliers through the program during FY2024.

*In the past decade, BHP-operated mines in Chile have contributed more than US$9.1 billion[2] in first category income tax (corporate income tax) and mining tax to the country's government. During the same period, BHP contributed approximately US$2.2 billion in withholding tax on our share of dividends from operations in Chile.*

### Spotlight Story

In FY2023, we established IndiGO, a strategic initiative to create a solid cultural foundation for Indigenous partnerships in Minerals Americas based on respect, trust and co-creation of value. We are seeking to facilitate collaboration between BHP and Indigenous people in Chile, to support them with opportunities and develop trusting relationships and partnerships.

In FY2024, BHP-operated mines spent over US$14 million with 104 Indigenous businesses through this initiative, and we are seeking to expand and build on our experiences from across all our operated assets.

**Contribution by BHP-operated mines in Chile in FY2024:**

**US$1.5bn**
taxes and other payments to Government

**US$7.0bn**
suppliers

**over 33,000**
employees and contractors

**27%**
of Chilean copper production

"I feel that there is a commitment and also a seriousness, because this is tremendous work with BHP, a tremendous institution, which can contribute a lot to the development of the world. I think that is the main challenge, how we generate development in countries, communities and the planet in general. We need committed people and companies."

**Juan Antonio Huincabal**
The leader of Mercado Mapuche



1. BHP operates and owns 57.5 per cent of the Escondida mine, a joint venture with Rio Tinto (30 per cent) and Japan-based JECO Corp (12.5 per cent).
2. The figure includes 100 per cent of Escondida.

Our contribution Our approach to tax Our payments to governments Additional information 13 2. Our approach to tax Our Tax Principles Our Charter and Our Code of Conduct (Our Code) define how we work at BHP. Our Charter describes our purpose, our strategy and Our Values. It is the single most important means by which we communicate who we are, what we do and what we stand for, and is the basis for our decision-making. Supporting Our Charter is Our Code, which brings Our Values to life so we can make the right choices every day. Our approach to tax is underpinned by Our Charter and Our Code, and is embodied in our Tax Principles. The Risk and Audit Committee of the BHP Board endorsed these principles and in FY2024, we conducted annual assurance that we have adhered to our Tax Principles. The six principles that govern our global approach to tax: 1. Transparency 2. Corporate citizenship We are transparent about the taxes and royalties we pay We act with integrity when engaging with revenue authorities to to governments because we believe openness allows our support positive and constructive relationships. Where possible, shareholders, employees, contractors, partners, customers for the purposes of obtaining certainty of our tax positions, we and communities to understand the contribution we make engage with revenue authorities on a real-time basis regarding and have a greater ability to assess the integrity of the tax the application of the tax law and to identify and resolve any systems in the countries where we operate. disagreements on a timely basis. 3. Risk and governance management 4. Business rationale We are committed to strong governance. We identify, Our transactions have proper commercial purposes and assess and manage tax risks in accordance with our global economic rationale. We locate business activities where value is Risk Framework. Material risks are reported to the Risk and optimally created. We seek to have a tax charge that contributes Audit Committee. For more information refer to page 16. to superior business performance and delivers long-term shareholder value. Accordingly, we do not engage in aggressive tax planning. 5. Compliance 6. Advocating reform We respect and comply with the laws of the countries where We support simple, stable and competitive tax rules and we operate. We meet all of our tax compliance obligations the principle that the taxing rights of countries should be on time. Our tax obligations include pricing transactions in commensurate with where the economic activity occurs. our global value chain according to where value is created We engage in the reform process of international tax rules and economic activity occurs, in compliance with the OECD (including transfer pricing) and local tax rules in countries guidelines, and based on the arm’s length principle. where we operate. We do this because we believe tax systems should be effective, efficient and competitive, in order to support economic growth, job creation and viable long-term tax contributions.

14 BHP Economic Contribution Report 2024 2. Our approach to tax continued Our approach to transparency BHP has a strong commitment to the highest standards of corporate governance and transparency. Being open about taxes and royalties we pay to governments helps build trust with our shareholders, employees, customers, the communities where we operate and other stakeholders. Transparency allows an informed debate on the integrity of tax regimes and the contribution we do and should make in the countries where we operate. This commitment is reflected in our support of global transparency initiatives. For example, we are a supporting company and represented on the Board of the Extractive Industries Transparency Initiative (EITI), whose 2023 Standard requires the EITI implementing countries to publicly disclose beneficial owners. We continue to support public disclosure requirements relating to beneficial ownership (that is, the ultimate holder of the benefits of ownership of a company), because disclosure of beneficial ownership is an important element in making sure assets and income are fully disclosed to relevant regulatory bodies, including revenue authorities to promote compliance with tax laws. We commend the efforts of other organisations that support beneficial ownership transparency and companies, including our joint venture partners, contractors and suppliers that publicly disclose their beneficial owners. We support ongoing efforts by governments and multilateral organisations to promote and implement beneficial ownership transparency measures globally. BHP continues to make the disclosures on shareholders and entities in which we have an interest, in line with laws and regulations and voluntary commitments, including the beneficial owners of our mining joint ventures that generate material revenue for BHP. For more information on our approach to beneficial ownership transparency, including our disclosures, refer to Operating and Financial Review sections 5 and 6.8 in our Annual Report 2024, and Ethics and Business Conduct page at bhp.com We support mandatory payment disclosure legislation, such as the Reports on Payments to Governments Regulations 2014 (as amended) and DTR 4.3A of the Financial Conduct Authority’s Disclosure Guidance and Transparency Rules in the United Kingdom, the European Union’s Accounting and Transparency Directives (including as they apply in the United Kingdom following the UK’s exit from the European Union), where applicable, and Section 13(q) Disclosure of Payments By Resource Extraction Issuers of the US Securities Exchange Act of 1934 (Exchange Act). We also support the public disclosure of country-by-country reports containing detailed quantitative data, such as revenue from related and unrelated parties, profit/(loss) before tax, effective tax rate and number of employees for each country in which a subsidiary entity is a tax resident. This Report and global tax transparency requirements We began our journey of voluntarily disclosing our payments of taxes and royalties in 2000 when we first disclosed these payments in our annual Sustainability Report. Since then, we have progressively increased the detail of these annual disclosures meeting global and local tax transparency requirements but also voluntarily disclosing additional information above these requirements. This Report complies with a number of tax transparency frameworks: – UK regulatory obligations: The information on our payments to governments on pages 20 to 25 addresses our reporting obligations under DTR 4.3A of the Financial Conduct Authority’s Disclosure Guidance and Transparency Rules, which were introduced to implement the payments to governments requirements provided for in the EU Transparency Directive. – Australian Voluntary Tax Transparency Code: We have adhered to all of the Best Practice Recommendations and minimum standards for ‘large businesses’ contained in the Post-Implementation Review of the Tax Transparency Code Consultation Paper released by the Australian Board of Taxation in February 2019. – B Team Responsible Tax Principles: As a founding member of the B Team Responsible Tax Principles, we disclose details of our approach to tax management, including our relationships with tax authorities, entities located in low-tax jurisdictions, primarily established for historical reasons, jurisdictions where we have accepted tax incentives and our approach to advocacy on tax issues. – Global Reporting Initiative (GRI) 207: Our Economic Contribution Report 2024 meets the requirements of GRI 207-1 to 3 issued by the Global Sustainability Standards Board. We also disclose payments to governments connected with our extractive activity to meet the Extractive Sector Transparency Measures Act requirements in Canada. The payments to governments are also furnished with the US Securities and Exchange Commission (SEC) in accordance with Section 13(q) Disclosure of payments by resource extraction issuers under the Exchange Act. In addition, in accordance with the UK requirements under paragraphs 19 and 22 of Schedule 19 of the UK Finance Act 2016, we publish Our Tax Strategy on an annual basis. Our Tax Strategy for the year ended 30 June 2024 is available at bhp.com We voluntarily disclose additional information, including our total direct economic contribution, profit/(loss), number of employees and contractors, effective tax rates in the key countries where we operate and reconciliation data. GRI 207 The GRI is the independent, international organisation that sets the standards that represent global best practice for publicly reporting on a range of economic, environmental and social impacts. GRI 207 sets out disclosures related to tax and payments to governments aimed to help promote greater transparency on an organisation’s approach to taxes. Key elements of GRI 207 have been integral to our economic and tax transparency disclosures since 2000. It comprises the following standards: – GRI 207-1: Approach to tax – GRI 207-2: Tax governance, control and risk management – GRI 207-3: Stakeholder engagement and management of concerns related to tax – GRI 207-4: Country-by-country reporting The requirements of GRI 207-1 to 3 are addressed in this Report. In addition to the payments to government data presented in this Report, BHP has published its Country-by-Country Report for FY2022 (available at bhp.com). We will publish our Country-by- Country Report for FY2023 in accordance with the requirements of GRI 207-4. GRI 207-4, which recognises that country-by-country report information for the time period covered by the most recent audited consolidated financial statements may not be available and therefore permits disclosures of information for the time period covered by the audited consolidated financial statements immediately preceding the most recent one. The future of global tax transparency To be meaningful, information and data should be disclosed that is useful to stakeholders and in a format that is accessible, machine readable and easy to understand and utilise. Therefore, we support the establishment of a globally consistent regulatory disclosure framework, including equivalency provisions between jurisdictions. In addition, we support alignment between the quantitative data provided to tax authorities to comply with country-by-country reporting obligations and the data to be disclosed pursuant to any global standards advocating public country-by-country reporting. The alignment of reporting under these initiatives would create a consistent basis for companies to disclose data, such as payments to governments, minimise compliance costs and make it easier for stakeholders to compare information between jurisdictions, sectors and companies. We remain concerned that the number and variety of local disclosure initiatives introduced in recent years or those under development will result in additional and undue complexity. We will continue to engage with governments, regulators and civil society organisations to move towards global consistency. We understand the connection between the disclosures we make about the taxes and royalties we pay to governments, which enable the public to see what we have paid and transparency of the contracts we have with governments, allowing comparison of our actual payments against what is required to be paid.

Our contribution Our approach to tax Our payments to governments Additional information 15 Our contribution to the development of tax policy Tax policy We actively participate in public consultation processes and provide our perspective on how best to balance the need for government revenues from tax against the need to incentivise ongoing, sustainable investment, which in turn benefits communities. In order to attract investment, tax systems should be internationally competitive and stable. One of the key factors influencing the international competitiveness of a country’s tax regime is the total effective tax and royalty rate on profits. After returning excess cash to our shareholders in the form of dividends or share buy-backs and ensuring our balance sheet is strong, we invest back into our business and community. We have global competition for limited capital across our many investment opportunities around the world. When we assess which projects we will invest our capital in, tax competitiveness is an important consideration. We make long-term investment decisions. Therefore, economic, political and fiscal factors impact investment decisions and long-term operational strategies that span multiple years. Stable and competitive tax systems are critical factors in determining whether the long-term returns associated with an investment are commensurate with the various risks associated with that investment. Our assessment of the stability of tax regimes is a critical factor in assessing the risks associated with particular projects. We support the work undertaken by the OECD to achieve a global solution to address the tax challenges of the digitalisation of the economy. For the extractives industry, as the right to extract commodities is inherently and substantially connected with the country where the commodities are located, such countries should continue to have the right to tax profits associated with those commodities. We continue to contribute to the development and implementation of a solution that provides for a globally competitive tax system that supports economic growth and viable long-term tax contributions. We engage on tax policy and reform matters in the countries where we operate. We work with governments directly or through industry associations to share our views on the wider ramifications that tax proposals will have on the industry, the regulatory and commercial environments, our customers and the broader community. We primarily do this through a number of global industry and local associations, including the Business Council of Australia, Minerals Council of Australia, Consejo Minero, US Chamber of Commerce and the International Council on Mining and Metals. For more information on our approach to industry associations refer to Operating Ethically page at bhp.com

16 BHP Economic Contribution Report 2024

# 2. Our approach to tax continued

## Our approach to tax governance and risk management

Given the size, geographic scope and complexity of our operations and, at times, uncertainty regarding the application of tax laws, risk may arise in the determination of our tax liabilities. The identification and management of risks are central to achieving our strategic objectives. Risk management, including for tax, is embedded in all our critical business activities, functions, processes and systems through the application of BHP's Risk Framework. Under our Risk Framework, the Board and senior management, including the Executive Leadership Team, oversee and monitor risk management outcomes. The Risk and Audit Committee assists the Board with the oversight of risk management, including tax and royalty matters. The Chief Financial Officer, supported by the Group Tax Officer, is accountable for managing tax risk.

In addition to BHP's Risk Framework, Tax Principles and Our Tax Strategy, we have internal governance standards that set out our approach to tax risk management, the level of risk the Group seeks to take and escalation points and procedures. Matters are considered for escalation based on a number of elements, including the quantum at risk, level of technical uncertainty and change of law risk. BHP's Tax function is also subject to regular internal reviews and audits to provide assurance over compliance with these standards.

Our Tax function is responsible for the execution of BHP's Tax Principles, Our Tax Strategy and management of tax risk in accordance with the Risk Framework.

It advises management on the tax implications of business decisions, transactions and compliance with tax laws, in accordance with the internal governance standards.

Our external auditor provides assurance on our financial report (which includes tax disclosures set out in Financial Statements note 6 'Income tax expense' and note 14 'Deferred tax balances' in our Annual Report 2024).

For more information refer to the **Independent Auditor's Reports** in the **Annual Report 2024** and this **Economic Contribution Report 2024**

For information on our Risk Framework refer to **Operating and Financial Review section 8 in our Annual Report 2024**

### Low-tax jurisdictions

In classifying which of our subsidiaries are located in low-tax jurisdictions, we have applied the EU list of non-cooperative jurisdictions for tax purposes as at February 2024. Countries were assessed against agreed criteria for good governance, consistent with the standards of the EU member states. These criteria relate to global tax transparency, fair taxation and implementation of OECD base erosion and profit shifting measures.

The EU has published a list of 'non-cooperative' jurisdictions and a 'watch list' of jurisdictions that have committed to address deficiencies in their tax governance and reviews the lists at least yearly.

We have one subsidiary in a country on the EU's non-cooperative list and three subsidiaries on the 'watch list'. All of these subsidiaries are subject to the controlled foreign company tax rules of Australia. Details of each of these subsidiaries, including FY2024 profits/(losses), are included in the tables below.

## Companies in 'non-cooperative' countries

| Name | Incorporation | | Profit/(loss) before tax US$M | Income subject to tax in another country | Nature of activities |
|---|---|---|---|---|---|
| | Jurisdiction | Year | | | |
| Marcona International, S.A.[1] | Panama | 1953 | – | – | Holding company (Legacy) |

## Companies in 'watch list' countries

| Name | Incorporation | | Profit/(loss) before tax US$M | Income subject to tax in another country | Nature of activities |
|---|---|---|---|---|---|
| | Jurisdiction | Year | | | |
| BHP Billiton UK Holdings Limited[2] | British Virgin Islands | 2004 | 112 | UK[3] | Holding company |
| BHP Billiton UK Investments Limited[2] | British Virgin Islands | 2004 | 112 | UK[3] | Holding company |
| BHP Shared Services Malaysia Sdn. Bhd. | Malaysia | 2008 | 3 | – | Group Business Services |

1. Legacy holding company that joined the Group through historical acquisition.
2. The incorporation of these holding companies in the British Virgin Islands at that time provided greater flexibility in relation to the payment of distributions for corporation law purposes.
3. These companies are tax residents in the United Kingdom. All their worldwide income is subject to tax in the United Kingdom at the normal corporate tax rate as the income is earned (not when it is repatriated).

### Tax incentives

We have been granted tax incentives in some countries where we operate. Where tax incentives are legislated and open to all qualifying taxpayers, we will accept them.

The criteria that apply to such incentives generally include a significant contribution to the local economy through a range of qualitative and quantitative measures, such as local employment, investment and ongoing expenditures.

In Singapore, we were granted an incentive exempting us from paying income tax on profit from qualifying shipping operations (total qualifying profits from our shipping business were approximately US$30 million in FY2024) under the Maritime Sector Incentive – Approved International Shipping Enterprise status.

Also, we were awarded a development and expansion incentive under the International Headquarters Award under the Economic Expansion Incentives (Relief from Income Tax) Act (Chapter 86), for our activities relating to sales and marketing in Singapore. During the incentive period, and subject to compliance with the terms and conditions of the incentive, qualifying income earned will be subject to a concessionary rate of 5 per cent. This is one of several incentives that are legislated and open to taxpayers in Singapore if they can demonstrate significant contribution to the economy and meet the ongoing quantitative and qualitative criteria set by the Singaporean Government. Our profits from the sales and marketing activities in Singapore were approximately US$1,102 million. All FY2024 profits made in Singapore from the sale of our Australian commodities are subject to tax in Australia at the normal corporate tax rate of 30 per cent under the Australian controlled foreign company rules.

In the Philippines, we maintain a registration with the Board of Investment and the Philippine Economic Zone Authority, that grants certain fiscal and non-fiscal incentives, including a concessional income tax rate of 5 per cent. In FY2024, our qualifying profits from the operation of our Global Business Services function in the Philippines were approximately US$3.4 million. All FY2024 profits made in the Philippines from services provided to Australian companies are subject to tax in Australia at the normal corporate tax rate of 30 per cent under the Australian controlled foreign company rules.

We have entered into foreign investment agreements offered by the Chilean Government, which have been in place for a number of years. These agreements provide foreign investors with various rights over their capital investments that give them certainty on project investments in Chile for a period of time, including certainty on the level of taxes levied and access to local exchange markets for the movement of capital.

In Brazil, the entity that we acquired as part of BHP's acquisition of OZ Minerals in FY2023 was granted a 75 per cent corporate income tax reduction, that is subject to reinvestment in the operations in the State of Pará.

Our contribution Our approach to tax Our payments to governments Additional information 17

## Our approach to compliance

We respect and comply with the laws of the countries where we operate in accordance with our Tax Principles. We strive for full and timely tax compliance. Our tax obligations include pricing transactions in our global value chain according to where value is created and economic activity occurs, in compliance with the OECD guidelines based on the arm's length principle.

### Intra-group transactions

We disclose our material transactions through the lodgement of our tax returns and other disclosures to revenue authorities. For example, in Australia we comply with a number of country-by-country reporting obligations, including lodging a local file, master file and a country-by-country report with the Australian Taxation Office (ATO) in accordance with Australian tax laws (and consistent with the OECD's country-by-country reporting requirements). This information provides tax authorities with details of how we operate our business and conduct our tax affairs around the world and includes details on various entities' international related party dealings.

Consistent with our commitment to transparency, we have voluntarily included in this Report information about material transactions between companies in the BHP Group. We outline below the top four dealings (by quantum) between our Australian entities and non-Australian related parties.

### Sales and Marketing business

Sales and Marketing connects BHP's resources to market through commercial expertise, sales and operations planning, customer insights and proactive risk management. It is the link between BHP's global operations and our global customers. Our Sales and Marketing business adds value to BHP and the countries where we operate by striving to ensure we receive the maximum price for our commodities. It aims to achieve this by finding the best markets for our commodities, liaising closely with our customers on their specific product requirements and coordinating logistics to deliver the commodities to our customers.
For export sales from Australia, our Sales and Marketing business typically buys the commodities from our Australian production assets, arranges the freight and other logistics and sells the commodities to its customers. In some instances, it will provide services to the production asset and act as its agent.

#### *Location*

Our Sales and Marketing business offices are located close to our customers in our key markets.

As Asia accounts for 88.9 per cent of our revenue, our global minerals Sales and Marketing business is headquartered in Singapore. Our Sales and Marketing business has approximately 290 employees and contractors globally, with 92 located in Singapore. Other smaller offices are strategically located around the world. Singapore is the Asian centre for global commodities trading and is home to the vast majority of the world's largest commodity trading companies. Singapore is one of the world's most connected countries, strategically located along the world's major trade and shipping routes and provides a base for world-class connectivity with an effective transportation network. It also provides a stable and transparent regulatory framework that supports trade and investment. Singapore's high living standards attract highly qualified people and it has a large pool of commodities trading talent, providing a highly skilled and diverse workforce.

In addition to our Sales and Marketing business, we have teams in Maritime and Supply Chain Excellence based in Singapore to support our activities in the region. The Maritime and Supply Chain Excellence Division manages BHP's enterprise-wide maritime transportation strategy and the chartering of ocean freight to meet BHP's inbound and outbound transportation needs.

#### *Profits*

Our Sales and Marketing business in Singapore earns a margin on its sales in line with the risks and activities undertaken and the value added. In FY2024, our Sales and Marketing business made profits of approximately US$1,102 million on global commodity sales.

#### *Tax*

In FY2024, the profits (of approximately US$1,102 million) of our Sales and Marketing business were subject to corporate income tax at a reduced rate of 5 per cent under a tax incentive that the Singaporean Government has granted BHP (refer to the Tax incentives section).

All FY2024 profits made by our Sales and Marketing business from the sale of our Australian commodities acquired from entities controlled by BHP are subject to tax in Australia at the normal corporate tax rate of 30 per cent under the Australian controlled foreign company rules.

18 BHP Economic Contribution Report 2024

# 2. Our approach to tax continued



## Financing

BHP obtains funding from a number of external sources. For example, designated Treasury companies obtain debt funding from the external markets and our Sales and Marketing business and assets receive the proceeds from the sale of our products to customers. These funds may be deployed in different ways, including capital and operating expenditure or returns to our shareholders. We aim to achieve efficient and effective cash flow management and concentrate our excess cash reserves through loans and deposits between BHP entities. These transactions usually happen in the same jurisdiction, but can cross multiple jurisdictions.

We are transparent with our tax authorities about our funding arrangements. As at 30 June 2024, we have no disputes with any tax authorities in relation to the Group's financing arrangements.

## Administration and technology

BHP is a globally integrated group, with people frequently working together across teams and geographies. For example, we have globalised functions, such as External Affairs, Finance, Human Resources and Technology that provide support to our assets and our Sales and Marketing business. We also have regional functions that provide localised support to our assets on health, safety, environment, projects, engineering and integrated operations.

Typically, a fee is charged for services that are provided across different entities and/or jurisdictions within the BHP Group. For example, when our Group functions in Australia provide support to our assets, the assets are charged a service fee.

Our key jurisdictions that charge these service fees are Australia, Singapore, the Philippines, Chile, Malaysia, United States of America, United Kingdom and Canada.

## Insurance premiums

BHP has a captive insurance company incorporated in Guernsey (Stein Insurance Company Limited), which provides insurance to our global portfolio of operated assets and our Sales and Marketing business.

The risks insured are primarily property related. We choose to self-insure these risks because it makes economic sense to do so. The insurance company is located in Guernsey because of the expertise available, lower capital requirements and strong regulatory rules compared with other jurisdictions. Our assets and Sales and Marketing business pay annual premiums to the insurance company and receive insurance monies for insured losses suffered. Premiums are priced in accordance with the arm's length principle as set out in the OECD guidelines.

The profits of Stein Insurance Company Limited vary significantly year-on-year depending on the value of insured events that occur. All FY2024 profits made by Stein are subject to tax in Australia at the normal corporate rate of 30 per cent under the Australian controlled foreign company rules.

Our contribution | Our approach to tax | Our payments to governments | Additional information 19

## Our approach to stakeholder engagement

As a global company, we interact with a range of stakeholders. Our methods, frequency of engaging with and approach to listening to stakeholders are diverse and we use a range of formal and informal communication and engagement channels to understand the views of our stakeholders.

We work openly, transparently and constructively with tax authorities and regularly engage with them as part of regular assurance programs and consultation on tax administration matters. We place great importance on having effective relationships with tax authorities. Positive and transparent engagement with tax authorities that leads to timely and accurate payment of taxes and royalties assists the societies where we operate to provide valuable public services and infrastructure for the benefit of the broader community and economy.

We also engage with a broader group of stakeholders on tax policy matters through our participation in global industry and local associations. We seek to provide practical, measured and constructive comments to help meet objectives of new tax initiatives. We believe more informed, effective and enduring outcomes are achieved where governments openly consult with stakeholders. We work with governments directly or through industry associations to provide our perspective on the broader implications of new tax proposals.

We communicate, engage with and capture the concerns of external stakeholders via our Annual General Meetings, Group publications (including our Annual Report and other topic-specific reports), our website and social media platforms, releases to the market and media, analyst briefings, speeches and interviews with senior executives and investor round tables. We regularly engage with civil society, including think tanks and non-government organisations, and participate in public events to communicate BHP's approach to tax and transparency and seek feedback from leading organisations. This enables us to stay aligned with evolving expectations around tax and transparency.

Our approach to stakeholder engagement is described in our **Annual Report 2024 (Operating and Financial Review 6.8)** and **Operating ethically page** at bhp.com

Information on tax matters is provided in this **Report** and in **Our Tax Strategy**

### Tax authority relationships

As part of our commitment to corporate citizenship, we seek to maintain positive and constructive relationships with revenue authorities.
We proactively engage with these authorities to discuss potential issues and endeavour to, where possible, resolve any disagreements on a timely basis.

The tax authorities conduct assurance on our tax affairs in a number of jurisdictions around the world. As part of these programs, we keep the tax authorities updated on our business and help them develop a deeper understanding of our business through regular dialogue.

BHP is currently part of the ATO's 'justified trust' program. Under this program, the ATO is seeking to obtain greater assurance that large corporates are paying the 'right' amount of tax in accordance with tax laws.

The ATO issued a Tax Assurance Report to BHP for FY2022 and BHP received an overall high level of assurance.

#### *Tax agreements*

As part of our commitment to corporate citizenship, we may enter into agreements with revenue authorities about the amount of tax we should pay on our activities.

This gives us greater certainty about our future tax payments and reduces the risk of tax disputes with tax authorities.

We also entered into an agreement with the ATO in November 2018 in relation to the Australian tax treatment of our Sales and Marketing business as part of the resolution of the long-standing transfer pricing dispute with the ATO.

#### *Tax disputes*

Given the size, geographic scope and complexity of our operations and, at times, uncertainty regarding the application of tax laws, we have occasional disagreements with tax authorities over the amount of taxes to be paid. In this respect, BHP is no different from other large and complex corporations.

Where possible, we engage with revenue authorities on a real-time basis regarding the application of the tax law and to identify and resolve any disagreements on a timely basis.

#### *Reconciling this Report with ATO transparency data*

We prepare a reconciliation of our taxes paid in Australia to the data published by the ATO each year under Australian mandatory corporate tax transparency measures. This reconciliation is published on our website when the ATO publishes its data. The latest data published by the ATO relates to FY2022.

The reconciliation of our Australian taxes paid to this data is available at bhp.com

20 BHP Economic Contribution Report 2024

# 3. Our payments to governments

BHP has prepared this information in accordance with our UK regulatory obligations under DTR 4.3A of the Financial Conduct Authority's Disclosure Guidance and Transparency Rules. The Basis of Report preparation and Glossary sections contain information about the content of our Report and form part of our Report.

## Payments made by country and level of government

The information on taxes paid by classification and country presented below has been prepared on the basis set out in the Basis of Report preparation section of this Report.

| US$M | Corporate income tax | Royalty-related income tax | Total taxes paid |
|---|---|---|---|
| **Total payments to governments** | **6,708.2** | **245.9** | **6,954.1** |
| **Australia** | **5,287.0** | **–** | **5,287.0** |
| Australian Taxation Office | 5,287.0 | – | 5,287.0 |
| Central Highlands Regional Council (Queensland) | – | – | – |
| City of Kalgoorlie-Boulder (Western Australia) | – | – | – |
| City of Rockingham (Western Australia) | – | – | – |
| Coal Mining Industry Long Service | – | – | – |
| Isaac Regional Council (Queensland) | – | – | – |
| Mackay Regional Council (Queensland) | – | – | – |
| Municipal Council of Roxby Downs (South Australia) | – | – | – |
| Muswellbrook Shire Council (New South Wales) | – | – | – |
| Shire of Ashburton (Western Australia) | – | – | – |
| Shire of Dundas (Western Australia) | – | – | – |
| Shire of East Pilbara (Western Australia) | – | – | – |
| Shire of Leonara (Western Australia) | – | – | – |
| Shire of Wiluna (Western Australia) | – | – | – |
| State of New South Wales | – | – | – |
| State of Queensland | – | – | – |
| State of South Australia | – | – | – |
| State of Victoria | – | – | – |
| State of Western Australia | – | – | – |
| Town of Port Hedland (Western Australia) | – | – | – |
| Other Australian Governments | – | – | – |
| **Brazil** | **55.9** | **–** | **55.9** |
| Federal Tax Revenue Ministry | 55.9 | – | 55.9 |
| National Mining Agency | – | – | – |
| **Canada** | **13.3** | **–** | **13.3** |
| Canada Revenue Agency | 13.6 | – | 13.6 |
| Finances Quebec | (0.1) | – | (0.1) |
| Government of British Columbia | (0.2) | – | (0.2) |
| Government of Saskatchewan | – | – | – |
| Rural Municipality of Leroy (Saskatchewan) | – | – | – |
| Rural Municipality of Prairie Rose (Saskatchewan) | – | – | – |
| Rural Municipality of Usborne | – | – | – |
| Other Canadian Governments | – | – | – |
| **Chile**[1] | **1,179.6** | **245.9** | **1,425.5** |
| Servicio De Impuestos Internos | 1,179.6 | 245.9 | 1,425.5 |
| **China** | **7.1** | **–** | **7.1** |
| China Tax Bureau | 7.1 | – | 7.1 |
| **Ecuador** | **–** | **–** | **–** |
| Instituto Ecuatoriano de Seguridad Social | – | – | – |

Our contribution | Our approach to tax | Our payments to governments | Additional information | 21

## Our payments to governments over the past five years


Our payments to governments US$m
Group profit before tax excluding exceptional items US$m
18,000
15,000
12,000
9,000
6,000
3,000
0
48,000
40,000
32,000
24,000
16,000
8,000
0
FY2020
FY2021
FY2022
FY2023
FY2024
Global
Other
Royalties
Total taxes
Australia
Other
Royalties
Total taxes
Group profit before tax excluding exceptional items

| Royalties | Fees | Payments for infrastructure improvements | Total payments as defined by the UK Requirements | Other payments | Total payments to governments |
|---|---|---|---|---|---|
| **3,721.5** | **51.2** | **11.1** | **10,737.9** | **477.1** | **11,215.0** |
| **3,720.0** | **32.6** | **10.1** | **9,049.7** | **417.0** | **9,466.7** |
| – | – | – | 5,287.0 | 31.6 | 5,318.6 |
| – | – | – | – | 4.1 | 4.1 |
| – | – | – | – | 0.2 | 0.2 |
| – | – | – | – | 0.1 | 0.1 |
| – | – | – | – | 22.8 | 22.8 |
| – | – | – | – | 8.3 | 8.3 |
| – | – | – | – | 0.5 | 0.5 |
| – | – | – | – | 1.3 | 1.3 |
| – | – | 0.1 | 0.1 | 2.8 | 2.9 |
| – | – | – | – | 0.6 | 0.6 |
| – | – | – | – | 0.1 | 0.1 |
| – | – | – | – | 4.8 | 4.8 |
| – | – | – | – | 0.9 | 0.9 |
| – | – | – | – | 1.2 | 1.2 |
| 178.4 | 2.7 | – | 181.1 | 9.1 | 190.2 |
| 1,363.4 | 1.5 | – | 1,364.9 | 80.3 | 1,445.2 |
| 138.8 | 5.6 | – | 144.4 | 39.3 | 183.7 |
| – | – | – | – | 7.9 | 7.9 |
| 2,039.4 | 22.1 | 10.0 | 2,071.5 | 182.6 | 2,254.1 |
| – | – | – | – | 17.0 | 17.0 |
| – | 0.7 | – | 0.7 | 1.5 | 2.2 |
| **1.5** | **0.1** | **–** | **57.5** | **17.5** | **75.0** |
| – | 0.1 | – | 56.0 | 17.5 | 73.5 |
| 1.5 | – | – | 1.5 | – | 1.5 |
| **–** | **8.5** | **1.0** | **22.8** | **5.9** | **28.7** |
| – | – | – | 13.6 | 2.3 | 15.9 |
| – | – | 0.3 | 0.2 | 0.1 | 0.3 |
| – | – | – | (0.2) | – | (0.2) |
| – | 8.5 | – | 8.5 | 0.1 | 8.6 |
| – | – | 0.1 | 0.1 | 3.1 | 3.2 |
| – | – | 0.2 | 0.2 | 0.1 | 0.3 |
| – | – | 0.4 | 0.4 | – | 0.4 |
| **–** | **–** | **–** | **–** | **0.2** | **0.2** |
| **–** | **9.3** | **–** | **1,434.8** | **28.2** | **1,463.0** |
| – | 9.3 | – | 1,434.8 | 28.2 | 1,463.0 |
| **–** | **–** | **–** | **7.1** | **–** | **7.1** |
| – | – | – | 7.1 | – | 7.1 |
| **–** | **–** | **–** | **–** | **0.2** | **0.2** |
| – | – | – | – | 0.2 | 0.2 |

22 BHP Economic Contribution Report 2024 3. Our payments to governments continued Corporate Royalty-related Total US$M income tax income tax taxes paid India 0.1 – 0.1 Income Tax Department 0.1 – 0.1 Japan 0.3 – 0.3 National Tax Agency 0.3 – 0.3 Malaysia 0.9 – 0.9 Inland Revenue Board 0.9 – 0.9 Netherlands 5.5 – 5.5 Tax and Customs Administration 5.5 – 5.5 Peru 19.8 – 19.8 National Superintendency of Customs and Tax Administration 19.8 – 19.8 Philippines 0.5 – 0.5 Bureau of Internal Revenue 0.3 – 0.3 Other Philippines Governments 0.2 – 0.2 Singapore 41.0 – 41.0 Inland Revenue Authority of Singapore 41.0 – 41.0 Switzerland 2.5 – 2.5 Canton of Zug 2.5 – 2.5 United Kingdom 20.4 – 20.4 City of Westminster – – – HM Revenue & Customs 20.4 – 20.4 United States of America 74.3 – 74.3 Arizona Department of Revenue – – –Arizona State Land Department – – –Internal Revenue Service – – –State of New Mexico (1.0) – (1.0) U.S. Department of the Treasury 75.3 – 75.3 U.S. Nuclear Regulatory Commission – – –Utah State Tax Commission – – –Other US Governments – – – Figures are rounded to the nearest decimal point. 1. Income and mining taxes are paid in Chile on a calendar year basis. However, for the purpose of this Report, taxes paid are included for BHP’s financial year (1 July 2023 to 30 June 2024). For reference, income tax and specific tax on mining activities paid by Escondida for CY2023 amount to US$1,307.0 million.

Our contribution Our approach to tax Our payments to governments Additional information 23

| Royalties | Fees | Payments for infrastructure improvements | Total payments as defined by the UK Requirements | Other payments | Total payments to governments |
|---|---|---|---|---|---|
| – | – | – | 0.1 | – | 0.1 |
| – | – | – | 0.1 | – | 0.1 |
| – | – | – | 0.3 | – | 0.3 |
| – | – | – | 0.3 | – | 0.3 |
| – | – | – | 0.9 | – | 0.9 |
| – | – | – | 0.9 | – | 0.9 |
| – | – | – | 5.5 | – | 5.5 |
| – | – | – | 5.5 | – | 5.5 |
| – | – | – | 19.8 | 0.2 | 20.0 |
| – | – | – | 19.8 | 0.2 | 20.0 |
| – | – | – | 0.5 | 0.4 | 0.9 |
| – | – | – | 0.3 | 0.4 | 0.7 |
| – | – | – | 0.2 | – | 0.2 |
| – | – | – | 41.0 | – | 41.0 |
| – | – | – | 41.0 | – | 41.0 |
| – | – | – | 2.5 | – | 2.5 |
| – | – | – | 2.5 | – | 2.5 |
| – | – | – | 20.4 | 4.1 | 24.5 |
| – | – | – | – | 1.0 | 1.0 |
| – | – | – | 20.4 | 3.1 | 23.5 |
| – | 0.7 | – | 75.0 | 3.6 | 78.6 |
| – | 0.1 | – | 0.1 | – | 0.1 |
| – | 0.1 | – | 0.1 | – | 0.1 |
| – | – | – | – | 2.8 | 2.8 |
| – | – | – | (1.0) | – | (1.0) |
| – | – | – | 75.3 | 0.2 | 75.5 |
| – | 0.3 | – | 0.3 | – | 0.3 |
| – | 0.1 | – | 0.1 | – | 0.1 |
| – | 0.1 | – | 0.1 | 0.6 | 0.7 |

24 BHP Economic Contribution Report 2024

# 3. Our payments to governments continued

## Payments made by project

Taxes paid by classification and project presented in this section have been prepared on the basis set out in the Basis of Report preparation section of this Report.

| US$M | Corporate income tax | Royalty-related income tax | Total taxes paid |
|---|---|---|---|
| **Total payments to governments** | **6,708.2** | **245.9** | **6,954.1** |
| **Minerals Americas** | **1,265.5** | **245.9** | **1,511.4** |
| BHP Billiton Brasil Ltda[1] | 52.9 | – | 52.9 |
| Escondida | 1,210.5 | 245.7 | 1,456.2 |
| Other Copper | 8.6 | – | 8.6 |
| Pampa Norte | (33.2)[2] | 0.2 | (33.0) |
| Potash Canada | – | – | – |
| RAL Cayman Inc[3] | 26.7 | – | 26.7 |
| **Minerals Australia** | **5,621.7** | **–** | **5,621.7** |
| BHP Mitsubishi Alliance[4] | 644.3 | – | 644.3 |
| Copper South Australia | 94.9 | – | 94.9 |
| New South Wales Energy Coal | 601.4 | – | 601.4 |
| Other Coal | 3.3 | – | 3.3 |
| Western Australia Iron Ore | 4,355.1 | – | 4,355.1 |
| Western Australia Nickel | (77.3)[2] | – | (77.3) |
| **Group and Unallocated** | **(179.0)** | **–** | **(179.0)** |
| Commercial | 23.5 | – | 23.5 |
| Corporate[5] | (196.6)[2] | – | (196.6) |
| Other | (5.9)[2] | – | (5.9) |

Figures are rounded to the nearest decimal point.

1. Holding company of Samarco equity accounted investment.
2. Includes refunds in relation to prior periods.
3. Holding company of Antamina equity accounted investment.
4. Royalties, fees and other payments made by BM Alliance Coal Operations Pty Limited have been included in total payments to the extent of BHP's ownership of the operating entity, being 50 per cent.
5. The corporate income tax amount predominantly reflects the allocation of the Australian corporate income tax liability among members of the Australian tax consolidated group. For more information refer to Basis of Report preparation section.

Our contribution Our approach to tax **Our payments to governments** Additional information 25

| Royalties | Fees | Payments for infrastructure improvements | Total payments as defined by the UK Requirements | Other payments | Total payments to governments |
|---|---|---|---|---|---|
| **3,721.5** | **51.2** | **11.1** | **10,737.9** | **477.1** | **11,215.0** |
| **1.5** | **17.9** | **0.7** | **1,531.5** | **51.6** | **1,583.1** |
| – | 0.1 | – | 53.0 | 17.5 | 70.5 |
| – | 0.4 | – | 1,456.6 | 22.1 | 1,478.7 |
| 1.5 | 0.9 | – | 11.0 | 1.1 | 12.1 |
| – | 8.0 | – | (25.0) | 5.4 | (19.6) |
| – | 8.5 | 0.7 | 9.2 | 5.5 | 14.7 |
| – | – | – | 26.7 | – | 26.7 |
| **3,720.0** | **32.2** | **10.1** | **9,384.0** | **340.0** | **9,724.0** |
| 1,363.4 | 1.6 | – | 2,009.3 | 92.8 | 2,102.1 |
| 138.8 | 5.4 | – | 239.1 | 38.5 | 277.6 |
| 178.4 | 2.7 | 0.1 | 782.6 | 15.8 | 798.4 |
| – | – | – | 3.3 | 34.6 | 37.9 |
| 2,016.1 | 15.4 | 10.0 | 6,396.6 | 131.4 | 6,528.0 |
| 23.3 | 7.1 | – | (46.9) | 26.9 | (20) |
| **–** | **1.1** | **0.3** | **(177.6)** | **85.5** | **(92.1)** |
| – | – | – | 23.5 | – | 23.5 |
| – | 0.1 | – | (196.5) | 84.6 | (111.9) |
| – | 1.0 | 0.3 | (4.6) | 0.9 | (3.7) |

26 BHP Economic Contribution Report 2024 4. Additional information Tax and our FY2024 Financial Statements Below are some commonly asked questions to assist with better understanding this Report and its link to our Financial Statements. Tax expense accounting How do the profit, numbers tax reported expense here and tax reconcile payable to in the your Why different is the to tax the expense amount of in tax your paid Financial you disclose Statements in financial report? this Report? The income tax and royalty-related income tax paid reported in this Report is included in the Consolidated Cash Flow Statement in Financial The numbers are different because they are calculated at different times Statements 1.4 in our Annual Report 2024, presented as net income tax for different purposes. The income tax expense recorded in our Financial Statements reflects and royalty-related tax refunded of US$547 million and net income tax and the impact on our financial position at the end of the financial year. It is royalty-related tax paid of US$7,503 million. These also reconcile to the designed to give shareholders an indication of the amount of tax the Group tax expense, presented on an accrual basis, in Financial Statements note expects to pay for the activities undertaken during that financial year, so 6 ‘Income tax expense’ and deferred tax expense arising from differences they can assess the impact tax may have on the financial position of the between accounting and tax treatments as shown in Financial Statements Group. For a number of reasons, this number does not represent the actual note 14 ‘Deferred tax balances’ in our Annual Report 2024. Set out in the table on the next page is a reconciliation of accounting cash tax paid during that financial year. For example, cash tax paid during profit to income tax expense and current tax payable for the year ended that financial year may include payments or refunds relating to activities June 2024. for a prior financial year, but may exclude final payments or refunds that relate to activities for that financial year but which occur after the end of the financial year. Additionally, the reporting of revenues or expenses in our Financial Statements may be different to their impact on taxable income reported in tax returns. For example, a piece of equipment may be depreciated for accounting purposes over a certain number of years, but be deductible for tax purposes over a different period (whether shorter or longer). These differences are commonly known as ‘deferred tax’.

Our contribution Our approach to tax Our payments to governments Additional information 27

| US$M | Global | Australia | Chile | Rest of the World[1] |
|---|---|---|---|---|
| **Profit before taxation** | **16,048** | **12,837** | **5,012** | **(1,801)** |
| Tax on profit at Australian prima facie tax rate of 30 per cent | 4,814 | 3,851 | 1,504 | (541) |
| Tax effect of loss from equity accounted investments, related impairments and expenses | 737 | – | – | 737 |
| Derecognition of deferred tax asset and current year tax losses | 666 | – | 29 | 637 |
| Controlled foreign company taxation in Australia | 446 | 446 | – | – |
| Tax on remitted and unremitted foreign earnings | 224 | 3 | – | 221 |
| Amounts (over)/under provided in prior years | (25) | (21) | (22) | 18 |
| Foreign exchange adjustments | (79) | (63) | – | (16) |
| Recognition of previously unrecognised tax assets | (110) | (62) | – | (48) |
| Impact of tax rates applicable outside of Australia | (930) | – | (127) | (803) |
| Other | 272 | 23 | 10 | 239 |
| **Income tax expense** | **6,015** | **4,177** | **1,394** | **444** |
| Royalty-related taxation (net of income tax benefit) | 432 | – | 432 | – |
| **Total taxation expense** | **6,447** | **4,177** | **1,826** | **444** |
| | | | | |
| ***Deferred tax expense*** | | | | |
| – Depreciation | (894) | (925) | (98) | 129 |
| – Exploration expenditure | (2) | 1 | – | (3) |
| – Employee benefits | 6 | 12 | (6) | – |
| – Closure and rehabilitation | (29) | (25) | 5 | (9) |
| – Other provisions | 23 | (8) | 23 | 8 |
| – Deferred charges | (148) | (35) | (86) | (27) |
| – Deferred income | (9) | – | (23) | 14 |
| – Investments, including foreign tax credits | (6) | 3 | – | (9) |
| – Foreign exchange gains and losses | (115) | (56) | – | (59) |
| – Tax losses | 40 | (8) | 109 | (61) |
| – Lease liability | 45 | (7) | 53 | (1) |
| – Other | 101 | 50 | 41 | 10 |
| **Total deferred tax expenses** | **(988)** | **(998)** | **18** | **(8)** |
| | | | | |
| **Current income tax expense** | **7,435** | **5,175** | **1,808** | **452** |
| | | | | |
| **Opening income tax & royalty-related tax payable** | **171** | **193** | **(54)** | **32** |
| Current income tax expense | 7,435 | 5,175 | 1,808 | 452 |
| Corporate income tax & royalty-related taxes paid and received in FY2024 | (6,956) | (5,287) | (1,442) | (227) |
| Other | (40) | (36) | 166 | (170) |
| **Closing income tax & royalty-related tax payable** | **610** | **45** | **478** | **87** |

1. Includes equity accounted investments and consolidation adjustments related to intra-group transactions.

28 BHP Economic Contribution Report 2024

# 4. Additional information continued

## Effective tax rate

### What is your effective tax rate and how is it calculated?

The effective tax rate is the amount of tax expense attributable to a year as a proportion of profit before tax. We provide our adjusted effective tax rate, which is calculated as total income tax expense divided by accounting profit, excluding the influence of exchange rate movements and exceptional items.

The adjusted effective tax rate is a measure based on the Group's underlying earnings and therefore removes the impact of one-off transactions. For more information on the exceptional items excluded from the adjusted effective tax rate calculation refer to Financial Statements note 3 'Exceptional items' in our Annual Report 2024.

BHP's global adjusted effective tax rate is shown below.

| | Global % |
|---|---|
| Adjusted effective tax rate | 32.5 |
| Adjusted effective tax rate including royalty expense | 41.7 |

### Why is your effective tax rate different from the corporate tax rate?

The tax rate (from which the effective tax rate is derived) is different in each country where we operate. That tax rate applies to the taxable profits derived in that country and any deductions, allowances, incentives or other adjustments unique to that country. As a result, our global effective tax rate will not be the same as the corporate tax rate in any particular country.

### What is your effective tax rate, calculated in accordance with the requirements of the Australian Voluntary Tax Transparency Code?

The Tax Transparency Code (TTC) effective tax rate is calculated as the adjusted effective tax rate, excluding the impact of royalty-related taxes in Chile.

| | Global % | Australia % |
|---|---|---|
| TTC effective tax rate | 30.6 | 32.1 |

### What is your effective tax rate as disclosed in the Annual Report?

We report our adjusted effective tax rate in our Annual Report, which excludes the impact of exchange rate movements and exceptional items. We believe this gives a clearer view of our ongoing contribution and how it changes over time.

Our global adjusted effective tax rate in FY2024 was 32.5 per cent. It is reconciled to the statutory effective tax rate shown below.

| | Profit before tax US$M | Income tax expense US$M | % |
|---|---|---|---|
| Statutory effective tax rate | 16,048 | (6,447) | 40.2 |
| Adjusted for: | | | |
| Exchange rate movements | – | (79) | |
| Exceptional items[1] | 6,600 | (837) | |
| **Adjusted effective tax rate** | 22,648 | (7,363) | 32.5 |

1. Refer to Financial Statements note 3 'Exceptional items' in our Annual Report 2024.

**Our effective tax rate over the past five years**


50
45
40
35
30
25
42.2%
40.7%
38.9%
41.3%
41.7%
33.2%
34.1%
32.1%
30.9%
32.5%
FY2020
FY2021
FY2022
FY2023
FY2024
Adjusted ETR including royalties
Adjusted ETR

Our contribution Our approach to tax Our payments to governments Additional information 29

## Basis of Report preparation

The Report is prepared from data recorded in our financial systems, being the same data and financial systems used to prepare our Financial Statements. In preparing the Report, we have followed the draft guidance material produced by the Australian Accounting Standards Board.

The 'Total payments as defined by the UK Requirements' included in pages 20 to 25 have been prepared in accordance with the requirements of DTR 4.3A of the Financial Conduct Authority's Disclosure Guidance and Transparency Rules and, where required by DTR 4.3A, the UK Regulations (the 'UK Requirements'). There were no dividend payments, taxes levied on production, production entitlements or signature, discovery and production bonuses paid to governments in the year ended 30 June 2024 for the purposes of the UK Requirements.

Taxes, royalties and other payments to governments are presented in this Report on a cash paid and cash received basis for the year ended 30 June 2024.

For our controlled assets, amounts included in our total payments to governments are 100 per cent of the assets' payments to governments.

For our non-operated and operated joint ventures, amounts included in our payments to governments are 100 per cent of the amounts paid by BHP and, in the case of BMA, 50 per cent of payments made by the operating entity for BMA in which BHP has a 50 per cent ownership.

For our investments in joint ventures and associates that are equity accounted by BHP, no amounts have been included in our total payments to governments as BHP is not the operator and does not make payments on behalf of the asset. For information purposes, the BHP share of the payments made by our significant equity accounted investments have been shown on page 5 even though no amounts have been included in our total payments to governments.

Where an acquisition is completed in the year, or a company is newly consolidated in the year, the numbers relating to that business are included from the date of acquisition. Where a disposal has been completed in the year, the numbers relating to that disposal have been included up to the point of disposal.

Taxes, royalties and other payments to governments, net of refunds, are collectively referred to in this Report as 'total payments to governments' and include the following payment categories:

### Corporate income taxes

Payments to governments based on taxable profits under legislated income tax rules. This also includes payments made to revenue authorities in respect of disputed claims and withholding taxes.

For the purposes of allocating corporate income taxes to particular countries in the Payments made by country and level of government section of this Report, withholding taxes are allocated to the country to which the withholding taxes are remitted. For example, Chilean withholding taxes paid to the Chilean Government are allocated to Chile.

### Royalty-related income taxes

Payments to governments in relation to profits from the extraction of natural resources, including specific tax on mining activities in Chile. This also includes payments to revenue authorities in respect of disputed claims. Royalty-related income taxes are included within total tax expense in the Consolidated Income Statement in Financial Statements 1.1 in our Annual Report 2024.

### Royalties

Payments to governments in relation to revenue or production generated under licence agreements. This also includes payments to revenue authorities in respect of disputed claims. Royalties are presented as expenses, not income tax, in the Consolidated Income Statement in Financial Statements 1.1 in our Annual Report 2024. Royalty-related income taxes are excluded from royalties.

### Fees

Payments to governments in the form of fees typically levied on the initial or ongoing right to use a geographical area for exploration, development and/or production. This includes licence fees, rental fees, entry fees and other payments for licences and/or concessions.

### Payments for infrastructure improvements

Payments to governments for the construction of public infrastructure, such as roads, bridges and port facilities.

### Other payments

Payments to governments under other legislated tax rules, such as payroll tax, fringe benefits tax, excise duties, property tax, land tax and other payments related to government environmental policy. These payments are not required to be disclosed by the UK Requirements.

### Excluded amounts

The following are not included in total payments to governments:

*Taxes collected*

Tax payments made to governments on behalf of our employees.

*Indirect taxes*

Tax payments made to or received from governments in the nature of sales tax, value added tax and goods and services tax.

*Penalties and interest*

Payments to governments resulting from the imposition of penalties, fees or interest.

*Other*

Certain payments, whether made as a single payment or as a series of related payments below US$100,000 (being a lower amount than the £86,000 threshold set out in both DTR 4.3A and the UK Regulations).

### Projects

Payments made by project (refer to Payments made by project section of this Report) represent payments by an entity when not specifically attributable to a project.

Payments in relation to our Corporate and Commercial functions have been included in the total payments to governments as defined by the UK Requirements. The payments are not attributable to specific projects and reflect functional support for the Group that, in FY2024, consisted entirely of projects that undertook relevant activities as defined by the UK Requirements.

The Payments made by project section presents corporate income tax amounts for each project/entity taking into account the effects of tax consolidation in Australia. These include:

- losses from one entity can be offset against taxable income of another entity within the same tax consolidated group
- only the head entity of a tax consolidated group is liable to make corporate income tax payments to the ATO
- typically, corporate tax groups allocate the aggregate corporate income tax payments made by the head entity to the ATO among entities within the Australian tax consolidated group

### Reporting currency

All payments to governments on pages 20 to 25 have been reported in US dollars. Payments denominated in currencies other than US dollars are translated for this Report at the exchange rate at the date of the payment unless stated otherwise.

30 BHP Economic Contribution Report 2024

# 4. Additional information continued

## Glossary

### Adjusted effective tax rate

Total tax expense excluding exceptional items and exchange movements included in tax expense divided by Profit before tax and exceptional items.

### Adjusted effective tax and royalty rate

Total tax expense excluding exceptional items and exchange movements included in tax expense plus royalty expense divided by Profit before tax, royalties and exceptional items.

### Current tax expense

The amount of corporate income tax and royalty-related income tax currently payable and attributable to the year, measured at rates enacted or substantively enacted at year-end, together with any adjustment to those taxes payable in respect of previous years.

### Deferred tax expense

The amount of corporate income tax and royalty-related income tax attributable to the current year but payable in future years provided using the balance sheet liability method.

### Employees and contractors

Employee data is based on a 'point-in-time' snapshot of employees as at 30 June 2024, including employees on extended absence.

Contractor data is collected from internal organisation systems, and averaged for a 10-month period from July 2023 to April 2024.

### Global Reporting Initiative Standards

The Global Reporting Initiative (GRI) Standards represent global best practice for reporting publicly on a range of economic, environmental and social impacts. Sustainability reporting based on the Standards provides information about an organisation's positive or negative contributions to sustainable development.

### Government

Any national, regional or local authority of a country (includes a department, agency or undertaking that is a subsidiary undertaking where the authority is the parent undertaking).

### Income tax expense

The total of current tax expense and deferred tax expense.

### Payments to shareholders and investors

Geographical distribution of dividends is based on the registered address of shareholders.

### Profit before tax

Profit before tax when presented by country is adjusted for intercompany dividends.

### Project

Consistent with the UK Regulations, a project is defined as the operational activities that are governed by a single contract, licence, lease, concession or similar legal agreements and form the basis for payment liabilities with a government. If multiple such agreements are 'substantially interconnected' they may be considered a project. For these purposes 'substantially interconnected' means forming a set of operationally and geographically integrated contracts, licences, leases or concessions or related agreements with substantially similar terms that are signed with a government, giving rise to payment liabilities.

### Social investment

Our voluntary contribution towards projects or donations that have the primary purpose of benefiting the communities and environments where BHP operates or has an interest in.

### Suppliers

Payments made to suppliers for certain operating and capital expenditure. Operating expenses relate to the purchases of utilities, goods and services, whereas capital expenditure includes the purchases of property, plant and equipment and expenditure on exploration and evaluation activities.

### Sustainability (including sustainable and sustainably)

We describe our approach to sustainability and its governance in the BHP Annual Report 2024, including Operating and Financial Review 6 (Sustainability). Our references to sustainability (including sustainable and sustainably) in this Report and our other disclosures do not mean we will not have any adverse impact on the economy, the environment or society, and do not imply we will necessarily give primacy to consideration of, or achieve any absolute outcome in relation to, any one economic, environmental or social issue (such as zero greenhouse gas emissions or other environmental effects).

### UK Regulations

The Reports on Payments to Governments Regulations 2014, as amended.

### UK Requirements

The UK regulatory obligations under DTR 4.3A of the Financial Conduct Authority's Disclosure Guidance and Transparency Rules and, where required by DTR 4.3A, the UK Regulations.

Our contribution Our approach to tax Our payments to governments Additional information 31 Independent Auditor’s Report to the Directors of BHP Group Limited Opinion Responsibilities Total payments to of governments management for the We have audited the Total payments to governments of $11,215 million (‘Total payments to governments’) of BHP Group Limited and its BHP Group’s management is responsible for the preparation of the subsidiaries (collectively, the BHP Group) for the year ended 30 June 2024. Report and for establishing a framework in which the Total payments to In our opinion, the Total payments to governments of $11,215 million in governments and other information in the Report has been prepared. the ‘Our payments to governments’ section of BHP Group’s Economic Management has determined that this framework as set out in the Basis of Contribution Report 2024 (‘the Report’) for the year ended 30 June 2024 is Report preparation is appropriate to the needs of the users of the Report. prepared, in all material respects, in accordance with the Basis of Report Management is also responsible for such internal controls as Management preparation set out in the ‘Basis of Report preparation’ section of the determines are necessary to enable the preparation of the Report that is Report (‘the Basis of Report preparation’). free from material misstatement, whether due to fraud or error. Basis for opinion Total Auditor’s payments responsibilities to governments for the audit of the We conducted our audit in accordance with Australian Auditing Standards. Our responsibilities under those standards are further described in Our objectives are to obtain reasonable assurance about whether the the Auditor’s Responsibilities for the Audit of the Total payments to Total payments to governments is free from material misstatement, governments section of our report. We are independent of BHP Group in whether due to fraud or error, and to issue an auditor’s report that includes accordance with the ethical requirements of the Accounting Professional our opinion. Reasonable assurance is a high level of assurance, but is and Ethical Standards Board’s APES 110 Code of Ethics for Professional not a guarantee that an audit conducted in accordance with Australian Accountants (including Independence Standards) (the Code) that are Auditing Standards will always detect a material misstatement when it relevant to our audit of the Total payments to governments in Australia, and exists. Misstatements can arise from fraud or error and are considered we have fulfilled our other ethical responsibilities in accordance with these material if, individually or in the aggregate, they could reasonably be requirements. We believe that the audit evidence we have obtained is expected to influence the economic decisions of users taken on the basis sufficient and appropriate to provide a basis for our opinion. of this Report. As part of an audit in accordance with Australian Auditing Standards, we restriction Emphasis of on matter reliance – Basis of report preparation and exercise professional judgement and maintain professional scepticism throughout the audit. We also: We draw attention to the basis of report preparation contained in the ‘Basis – Identify and assess the risks of material misstatement of the Total of Report preparation’ section of the Report which describes the basis payments to governments, whether due to fraud or error, design and of accounting. This basis of accounting is of such importance that it is perform audit procedures responsive to those risks, and obtain audit fundamental to your understanding of the Total payments to governments. evidence that is sufficient and appropriate to provide a basis for our Our opinion is not modified in respect of this matter. opinion. The risk of not detecting a material misstatement resulting from This audit report has been prepared for the directors of BHP Group in fraud is higher than for one resulting from error, as fraud may involve accordance with our engagement agreement with BHP Group. We disclaim collusion, forgery, intentional omissions, misrepresentations, or the all responsibility to any other party for any loss or liability that the other override of internal control. party may suffer or incur arising from or relating to or in any way connected – Obtain an understanding of internal control relevant to the audit in order with the contents of our report or the reliance upon our report by the to design audit procedures that are appropriate in the circumstances, other party. but not for the purpose of expressing an opinion on the effectiveness of BHP Group’s internal control. Other information Other information is financial and non-financial information in the Report – Evaluate the appropriateness of the Basis of Report preparation used which is provided in addition to the Total payments to governments and this and related disclosures made by management. auditor’s report. BHP Group is responsible for the other information. We communicate with the directors, among other matters, the planned Our opinion on the Total payments to governments does not cover the scope and timing of the audit and significant audit findings, including any other information and, accordingly, we do not express an audit opinion or significant deficiencies in internal control that we identify during our audit. any form of assurance conclusion thereon. In connection with our audit of the Total payments to governments, our responsibility is to read the Other information. In doing so, we consider whether the other information is materially inconsistent with the Total payments to governments or our knowledge obtained in the audit, or Ernst & Young otherwise appears to be materially misstated. Melbourne We are required to report if we conclude that there is a material 27 August 2024 misstatement of this other information, and based on the work we have performed on the other information that we obtained prior to the date of this auditor’s report, we have nothing to report. A member firm of Ernst & Young Global Limited Liability limited by a scheme approved under Professional Standards Legislation

32 BHP Economic Contribution Report 2024

# Corporate directory

## BHP Registered Offices

**BHP Group Limited**

**Australia**
Level 18
171 Collins Street
Melbourne VIC 3000

Telephone Australia: 1300 55 47 57
Telephone International: +61 3 9609 3333
Facsimile: +61 3 9609 3015

**Group Company Secretary**
Stefanie Wilkinson

## BHP Corporate Centres

**United Kingdom**
Nova South, 160 Victoria Street
London, SW1E 5LB, UK

Telephone: +44 20 7802 4000
Facsimile: +44 20 7802 4111

**Chile**
Cerro El Plomo 6000
Piso 15
Las Condes 7560623
Santiago

Telephone: +56 2 2579 5000
Facsimile: +56 2 2202 6328

## Commercial Office

**Singapore**
10 Marina Boulevard, #18-01
Marina Bay Financial Centre, Tower 2
Singapore 018983

Telephone: +65 6421 6000
Facsimile: +65 6809 4000

## Share Registrars and Transfer Offices

**Australia**
BHP Group Limited Registrar
Computershare Investor Services Pty Limited
Yarra Falls, 452 Johnston Street
Abbotsford VIC 3067

Postal address – GPO Box 2975
Melbourne VIC 3001

Telephone: 1300 656 780 (within Australia)
+61 3 9415 4020 (outside Australia)
Facsimile: +61 3 9473 2460

Email enquiries: investorcentre.com/bhp

**United Kingdom**
BHP Group Limited Depositary
Computershare Investor Services PLC
The Pavilions, Bridgwater Road
Bristol BS13 8AE

Postal address (for general enquiries)
The Pavilions, Bridgwater Road
Bristol BS99 6ZZ

Telephone: +44 344 472 7001
Facsimile: +44 370 703 6101

Email enquiries:
webcorres@computershare.co.uk

**South Africa**
BHP Group Limited Branch Register and Transfer Secretary
Computershare Investor Services (Pty) Limited
Rosebank Towers
15 Biermann Avenue
Rosebank 2196
South Africa

Postal address – Private Bag X9000
Saxonwold
2132 South Africa

Telephone: +27 11 373 0033
Facsimile: +27 11 688 5217

Email enquiries:
web.queries@computershare.co.za

Holders of shares dematerialised into Strate should contact their CSDP or stockbroker.

**New Zealand**
Computershare Investor Services Limited
Level 2/159 Hurstmere Road
Takapuna Auckland 0622

Postal address – Private Bag 92119
Auckland 1142

Telephone: +64 9 488 8777

**United States**
Computershare Trust Company, N.A.
150 Royall Street
Canton MA 02021

Postal address – PO Box 43078
Providence RI 02940-3078

Telephone: +1 888 404 6340
(toll free within US)
Facsimile: +1 312 601 4331

**ADR Depositary, Transfer Agent and Registrar**
**Citibank Shareholder Services**
PO Box 43077
Providence RI 02940-3077

Telephone +1 781 575 4555 (outside of US)
+1 877 248 4237 (+1-877-CITIADR)
(toll free within US)

Email enquiries:
citibank@shareholders-online.com

Website: citi.com/dr

## How to access information on BHP

You will be able to access and read our Economic Contribution Report on our website at bhp.com, along with a range of other publications that BHP produces.

Read our reports at bhp.com


Annual Report 2024


Economic Contribution Report 2024


Modern Slavery Statement 2024


Climate Transition Action Plan 2024

bhp.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: August 27, 2024	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary